Filed under Rule 424(b)(3) of the Securities Act of 1933,
relating to Registration No. 333-110346

Prospectus Supplement No. 2
to Prospectus Dated April 29, 2004
of

CADENCE DESIGN SYSTEMS, INC.

Relating to

$420,000,000 Zero Coupon Zero Yield Senior Convertible Notes due 2023
and
Shares of Common Stock Issuable upon Conversion of the Notes

     This prospectus supplement no. 2 relates to the resale by selling securityholders of Cadence Design Systems, Inc.’s Zero Coupon Zero Yield Senior Convertible Notes Due 2023 and the shares of Cadence common stock issuable upon conversion of the notes.

     You should read this prospectus supplement no. 2 in conjunction with the prospectus dated April 29, 2004, which should be delivered in conjunction with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supercedes information contained in the prospectus.

     Investing in the notes and the common stock issuable upon conversion of the notes involves risk. See the discussion entitled “Risk Factors” beginning on page 6 of the prospectus dated April 29, 2004.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus dated April 29, 2004. Any representation to the contrary is a criminal offense.

     The table under the caption “Selling Securityholders” beginning on page 51 of the prospectus is hereby supplemented and amended by updating information as to a certain selling securityholder identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to June 2, 2004. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary.

     We have assumed for purposes of the table below that the selling securityholders will sell all of the notes and all of the common stock issuable upon conversion of the notes pursuant to this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.

     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their notes since the date on which they provided the information regarding their notes.

					Number
					of Shares of
					Common Stock
			Number of Shares		Beneficially
	Principal Amount of	Percentage of	of Common Stock	Number of Shares	Owned after	Natural Person(s)
Name of Selling	Notes Beneficially	Notes	Beneficially	of Common Stock	the	with Voting or
Securityholder	Owned and Offered	Outstanding	Owned(1)(2)	Offered (1)	Offering(2)(4)	Investment Power
CitiJL, Ltd.	165,000	*	10,540	10,540	0	(6)

Common Fund Event Driven Co., Ltd.+	124,000	*	7,920	7,920	0	(6)

Diaco Investments LP	1,260,000	*	80,487	80,487	0	Simon Glick

J.P. Morgan Securities Inc.# (4)	$3,150,000	*	7,180,855	201,218	6,979,637	Charlotte Chui

Levco Alternative Fund, Ltd.+	5,568,000	1.3%	355,678	355,678	0	(6)

Lyxor/JLC Fund, Ltd.+	447,000	*	28,553	28,553	0	(6)

Purchase Associates II, L.P.+	428,000	*	27,340	27,340	0	(6)

Purchase Associates, L.P.+	768,000	*	49,059	49,059	0	(6)

Sphinx Convertible Arbitrage SPC, c/o Forest Investment Management LLC (5)	895,000	*	57,171	57,171	0	Michael A. Boyd

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1) Assumes conversion of all of the holder’s notes at a conversion rate of 63.8790 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment as described under

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’’Description of Notes — Conversion Rights’’ in the prospectus dated April 29, 2004. As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes as described under ''Description of Notes — Repurchase of the Notes by Us at the Option of Holders Upon a Fundamental Change’’ in the prospectus and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under ''Description of Notes — Conversion Rights’’ in the prospectus.

(2) The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock, calculated based on 273,356,132 shares of common stock outstanding as of April 3, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3) For the purposes of computing the number and percentage of notes and shares to be held by the selling shareholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by this prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(4) This selling securityholder was one of the initial purchasers of the notes and helped to facilitate the resale of the notes, pursuant to Rule 144A under the Securities Act.

(5) This selling securityholder was previously listed as holding $657,000 of the notes. This information supercedes all prior information concerning Sphinx Convertible Arbitrage SPC, c/o Forest Investment Management LLC.

(6) John A Levin and Co. or its wholly-owned subsidiary, Levco GP, Inc. exercises sole or shared voting or dispositive power over the notes. John A. Levin and Co., Inc. is a wholly-owned subsidiary of BKF Capital Group, a company that is publicly traded on the New York Stock Exchange.

     The last sentence of the ninth paragraph of the section of the prospectus entitled “Plan of Distribution” is hereby amended and restated in its entirety to read as follows:

     We have been informed that the selling securityholders identified by the symbol # in the table in the preceding section “Selling Securityholders” (Bear, Stearns & Co., Inc., Forest Fulcrum Fund LP, Goldman, Sachs & Co., J.P. Morgan Securities Inc., KBC Financial Products USA Inc., Nomura Securities International, Inc., TD Securities (USA) Inc., Wachovia Capital Markets LLC and White River Securities L.L.C.) are registered broker-dealers, and as a result they are underwriters in connection with the sale of the notes and the underlying common stock.

     The tenth paragraph of the section of the prospectus entitled “Plan of Distribution” is hereby amended and restated in its entirety to read as follows:

     Each of the selling securityholders identified by the symbol “+” in the table in the preceding section “Selling Securityholders” (Amaranth L.L.C., BNP Paribas Equity Strategies, SNC, Canyon Capital Arbitrage Master Fund, Ltd., Canyon Value Realization Fund (Cayman) Ltd., Canyon Value Realization Fund, L.P., Canyon Value Realization MAC 18, Ltd., Common Fund Event Driven Co., Ltd., Credit Suisse First Boston Europe Limited, Grace Convertible Arbitrage Fund, Ltd., KBC Financial Products (Cayman Islands) Ltd., Levco Alternative Fund, Ltd., Lyxor/JLC Fund, Ltd., Purchase Associates, L.P., Purchase Associates II, L.P., R2 Investments LDC, Royal Bank of Canada, St. Thomas Trading, Ltd., Sunrise Partners Limited Partnership and UBS AG London Branch) has informed us that it is an affiliate of one or more registered broker-dealers. Each of these selling securityholders has also informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business and (2) at the time the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

     The date of this prospectus supplement is June 2, 2004.

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